Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation
bluebird bio France - SARL	France
Bluebird bio Securities Corporation	Massachusetts
Bluebird bio Australia Pty Ltd.	Australia
Precision Genome Engineering, Inc.	Washington